TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

DATE	May 29 , 2003

RE	News release - For immediate distribution

“POSTCARDS FROM BUSTER” WILL ARRIVE FALL 2004 ON PBS KIDS

New children’s series spins off from longtime WGBH and CINAR favorite, ARTHURÒ

ALEXANDRIA, May 29, 2003 — Arthur’s best friend, Buster, will soon be hitting the road in his own television show! WGBH Boston, Marc Brown Studios, and CINAR Corporation have begun pre-production on POSTCARDS FROM BUSTER, a new half-hour ARTHUR spin-off series that will blend animation and live-action footage. POSTCARDS FROM BUSTER will premiere as part of the PBS KIDS weekday lineup in fall 2004.

Buster, one of the most popular characters on ARTHUR—WGBH Boston and CINAR Corporation’s five-time Emmyâ Award-winning animated series based on the children’s books by Marc Brown—will accompany his airline pilot father as he flies the fictional Latin rock group Los Viajeros on a concert tour of the United States, with forays into Canada, Mexico, and Puerto Rico. Buster will stay in touch with his friends back home via a small, hand-held digital video camera. These first-person video “postcards” will be in the form of live-action, P.O.V.-style footage of the places visited in the show. Narrated by Buster, they are woven seamlessly into each animated story.

“Children across the country will be able to sample the colorful details that make other cultures so distinctive, all through the eyes of Buster, one of their most trusted friends,” says John F. Wilson, PBS co-chief program executive. “PBS is proud to offer POSTCARDS FROM BUSTER, and especially its significant educational outreach, to a new generation of PBS KIDS viewers.”

“It’s important for children to experience cultures different from their own,” says WGBH executive producer Carol Greenwald. “Putting Buster on the road and immersing him in real-life settings via the live-action ‘postcards’ is a perfect vehicle to teach children about the rich and complex cultural life that exists across America.”

“We are very excited to offer children and families another groundbreaking television series,” says executive producer and Arthur creator Marc Brown. “As we have done with ARTHUR, a fun, satisfying story will also deliver valuable and helpful educational information.”

“This production and distribution venture is an important step in transforming CINAR into a fully integrated entertainment and education leader,” says Stuart Snyder, President and CEO of CINAR Corporation. “Not only does it reinforce our long-standing relationship with our partners, WGBH, Marc Brown, and PBS, it demonstrates our commitment to producing new high-quality programming for school-age children.

Championing literacy among school children has been ARTHUR’s educational mission since its premiere in 1996, and POSTCARDS FROM BUSTER will extend this goal. Along with promoting multicultural understanding, the series, targeted at six- to eight-year-olds, will promote literacy, language and communication skills, with a special emphasis on non-native English speakers. POSTCARDS FROM BUSTER will have its own Web site on pbskids.org where users will be able to share actively in Buster’s adventures, while reinforcing the series’ learning objectives. There will also be an extensive educational outreach program that corresponds to the launch of the series.

Viewers will get a sneak preview of POSTCARDS FROM BUSTER—including its new format combining animation with live-action footage—during the upcoming eighth season of ARTHUR,  which premieres this fall on PBS KIDS. In the new episode, “Postcards from Buster,” Arthur’s family accompanies Buster to New York City, where Buster meets up with his father to begin their journey with Los Viajeros.

POSTCARDS FROM BUSTER is brought to PBS by WGBH Boston, Marc Brown Studios, and CINAR Corporation. Funding for POSTCARDS FROM BUSTER is provided by a Ready-To-Learn Television Cooperative Agreement from the U.S. Department of Education through the Public Broadcasting Service and by public television viewers.

WGBH Boston is America’s preeminent public broadcasting producer, the source of nearly one-third of PBS’s prime-time lineup and companion online content as well as many public radio favorites. WGBH is a pioneer in educational multimedia (including the Web, broadband, and interactive television) and in technologies and services that make media accessible for people with disabilities. WGBH has been recognized with hundreds of honors: Emmys, Peabodys, duPont-Columbia Awards…even two Oscars. In 2002, WGBH was honored with a special institutional Peabody Award for 50 years of excellence. For more information visit wgbh.org.

Marc Brown Studios is dedicated to the success of children and families through education and entertainment. Visit arthurworldwide.com.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR is well known for its many award-winning programs including, ARTHUR, Caillou, Mona the Vampire, and Zoboomafoo. CINAR’s web site is www.cinar.com.

PBS, headquartered in Alexandria, Virginia, is a private, nonprofit media enterprise owned and operated by the nation’s 350 public television stations. Serving nearly 100 million people each week, PBS enriches the lives of all Americans through quality programs and education services on noncommercial television, the Internet and other media. More information about PBS is available at pbs.org, the leading dot-org Web site on the Internet.

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Press contacts

Elizabeth Coté, WGBH Boston, 617-300-5336, elizabeth_cote@wgbh.org

Pamela Dixon, Marc Brown Studios, 781-749-6613, p.dixon@arthurworldwide.com

Nathalie Bourque, National Public Relations, 514-843-2309, nbourque@national.ca

Kevin Dando, PBS, 703-739-5073, kdando@pbs.org